Exhibit 99.7

Commitment Letter

STRICTLY Private and confidential

Champion Distance Education Investments Limited

Room 1806, Xueyuan International Tower
#1 Zhichun Road, Haidian District
Beijing, China

Attention: Mr. WANG Zhi

November 30, 2020

Dear Sirs,

Champion Distance Education Investments Limited (“you” or the “Borrower”) has advised China Merchants Bank Co., Ltd. 招商银行股份有限公司 (“we”, “us” or the “Bank”) that you intend to acquire, through your wholly-owned Subsidiary China Distance Learning Investments Limited, by a single-step merger with China Distance Education Holdings Limited (the “Target”) (the “Merger”), all of the outstanding share capital of the Target.

In connection with the Merger, we understand that you wish to obtain a senior secured term loan facility (the “Facility” and, together with the “Merger”, the “Transactions”) in an aggregate principal amount of up to US$200,000,000 to (i) fund in part the purchase price for the Merger; (ii) to pay related fees and expenses of the Merger; and (iii) refinance the existing margin loan borrowed by Champion Shine Trading Limited which is controlled by Mr. Zhu Zheng Dong (the “Founder”) and secured by a share pledge created over 34,800,244 ordinary shares and 931,358 ADSs of the Target provided by Champion Shine Trading Limited.

This letter (“this Commitment Letter”) is to be read together with the term sheet attached hereto as Appendix A (the “Term Sheet”), and, together with the fee letter (the “Fee Letter”) separately delivered by us to you on or about the date of this Commitment Letter, the “Commitment Documents”).

Each capitalised term defined in the Term Sheet, unless otherwise defined in this Commitment Letter, has the same meaning when used in this Commitment Letter. This Commitment Letter is a Finance Document.

1.	Commitment

We are pleased to confirm our offer to commit to provide the full amount of the Facility in an aggregate principal amount of up to US$200,000,000 (the “Commitment”) upon the terms and subject to the conditions set out or referred to in the Commitment Documents.

2.	Exclusivity

2.1	Unless and until this Commitment Letter terminates in accordance with the terms of this Commitment Letter, you shall ensure that no member of the Group or the Borrower or any of its or any Sponsor’s or Founder’s controlled affiliates will appoint, or award any title to, any third party in connection with arranging, underwriting and/or providing all or any part of the Facility or any other debt financing of the Merger without our prior written consent.

2.2	Except as otherwise provided in the Commitment Documents, no fees or compensation in connection with the Facility or any other financing of the Merger shall be payable to anyone without our prior written consent.

3.	Information

3.1       You hereby represent and covenant that:

(a)	all written information concerning the Group and (to the best of our knowledge (having made due and careful enquiry and investigations)) the Target Group (other than any financial projections (the “Projections”) (if any), other forward-looking information and information of a general economic or industry-specific nature) that has been or will be made available to us by or on your behalf in connection with the transactions contemplated hereby (the “Information”) is or will be complete and correct in all material respects as at the date it is provided or as at the date (if any) at which it is stated and does not or will not contain any untrue statement of any fact or omit to state any fact necessary in order to make the statements contained therein not misleading in any material respect in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time); and

(b)	the Projections have been or will be prepared in good faith based upon reasonable assumptions at the time furnished by the Borrower to us (it being recognised by us that such Projections are not to be viewed as facts and are subject to uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realised, that actual results may differ from projected results and that such differences may be material).

3.2	Notwithstanding any other provisions contained in the Commitment Documents, none of the making of any representation or warranty under this paragraph 3 (Information), any supplement thereto, or the accuracy of any such representation or warranty shall constitute a condition precedent to the availability of the Facility, including, without limitation, under paragraph 4 (Conditions to Commitment) and paragraph 5 (Certain Funds) of this Commitment Letter; provided that nothing shall prejudice the rights or remedies of the Bank with respect to any breach of any such representation or warranty (irrespective of whether such breach arises prior to, upon or after the expiry of the Certain Funds Period).

3.3	The representations and warranties set out in this paragraph 3 (Information) are deemed to be made by the Borrower daily by reference to the facts and circumstances then existing commencing on the date of this Commitment Letter and continuing until the date of the Facility Agreement.

3.4	The Borrower agrees to immediately notify the Bank in writing if any representation and warranty set out in this paragraph 3 (Information) is or becomes incorrect or misleading and agrees to supplement the Information promptly from time to time until the date of the Facility Agreement so that each representation and warranty contained in this paragraph 3 (Information) remains correct when made.

3.5	The Borrower acknowledges that the Bank will be relying on the Information without carrying out any independent verification.

4.	Conditions to Commitment

Our obligation to commit to provide the Facility under the Commitment Documents is subject to satisfaction of only the following conditions (the “Certain Funds Conditions”):

(a)	execution of a mutually acceptable Facility Agreement and the other Finance Documents referred to in the Term Sheet, reflecting the terms and conditions set out in the Term Sheet, by all parties thereto, in accordance with paragraph 6 (Facility Agreement) of this Commitment Letter;

(b)	satisfaction of all conditions precedent to utilisation of the Commitment set out in (i) this Section 4, (ii) the sections titled “Conditions Precedent to the first Utilisation Request” and “Conditions Precedent to the first Utilisation” set forth in the Term Sheet and Part 5 (Conditions Precedent) set forth in the Term Sheet, and (iii) the Facility Agreement ; and

(c)	compliance by the Borrower in all material respects with the terms of the Commitment Documents (including the payment of fees in accordance with the Fee Letter and paragraph 8 (Fees and Expenses; Payments) hereunder), and, upon satisfaction or waiver by us of such conditions, the initial utilisation under the Facility shall occur in accordance with the terms of the Facility Agreement.

5.	Certain Funds

5.1	The Commitment is made on a certain funds basis, as set out in the Term Sheet, during the Certain Funds Period. Accordingly, and notwithstanding anything to the contrary herein or in any other Commitment Document or the Facility Agreement, during the Certain Funds Period, the only conditions to utilisation of the Commitment are as expressly set out in paragraph 4 (Conditions to Commitment) of this Commitment Letter. None of the Commitment Documents, the Facility Agreement or the other Finance Documents shall contain any material adverse effect conditionality or any similar condition in respect of the Commitments or utilisation of the Facility.

5.2	We confirm that:

(a)	the Commitment and the Facility have been approved by our credit committee and all other relevant internal bodies required to provide such Commitment;

(b)	we have completed all approvals processes and received all final internal approvals required to execute this Commitment Letter; and

(c)	we have completed and are satisfied with the results of the Borrower identification procedures we are required to carry out in connection with making the Facility available in connection with the Merger in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “know your customer” requirements).

5.3	We further confirm that a draft of the Merger Agreement (as at the date of this Commitment Letter) has been delivered to the Bank, and in the forms delivered are (and subject to them remaining in substantially the same form, or with such supplements or other modifications (which in the aggregate, do not materially and adversely affect the interests of the Bank), when delivered in final forms, will be) acceptable to us for the purposes of satisfying any of the conditions precedent in the Term Sheet which corresponds to that document.

5.4	If it becomes unlawful in any applicable jurisdiction for us to perform any of our obligations as contemplated by the Commitment Documents or to fund or maintain the Facility, we shall:

(a)       promptly notify you upon becoming aware of the event; and

(b)	in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in our Commitment not being available including (but not limited to) transferring our rights and obligations under the Commitment Documents to one or more of our Affiliates, provided that we are not obliged to take any such steps if, in our opinion (acting reasonably), to do so might be materially prejudicial to us.

6.	Facility Agreement

6.1	Each of the parties agrees to negotiate in good faith, to use commercially reasonable efforts and to allocate sufficient resources and personnel to ensure that the parties hereto shall enter into the Facility Agreement and the other Finance Documents, in all relevant capacities, as soon as reasonably practicable following countersigning of this Commitment Letter by the Borrower and in any event no later than six (6) months after the date of this Commitment Letter or such other date as mutually agreed (the “Proposed Signing Date”), subject to:

(a)	you signing and returning to us copies of the Commitment Documents; and

(b)	entry into the Merger Agreement by the parties thereto.

6.2	The parties’ undertaking above to negotiate in good faith, to use their commercially reasonable efforts and to allocate sufficient resources and personnel to ensure that they enter into the Facility Agreement and the other Finance Documents shall expire on the termination of this Commitment Letter.

6.3	If, despite good faith negotiation, the parties hereto are unable to agree on any term of the Facility Agreement by the Proposed Signing Date, such term will, to the extent comparable with respect to the Facility, be in the then current recommended form of Senior Multicurrency Term and Revolving Facilities Agreement for Leveraged Acquisition Finance Transactions of the Loan Market Association or Single Borrower, Single Currency Term Facility Agreement of the Asia Pacific Loan Market Association (the “Precedent Facilities Agreement”) (subject to the specific terms of the Term Sheet), provided that where the Precedent Facilities Agreement contains a drafting option, is silent on a particular point or the provisions of the Precedent Facilities Agreement require more than minor or technical changes in order to be incorporated into the Facility Agreement, the relevant language shall be such option or language as is reasonably requested by us.

7.	Indemnification

7.1	Whether or not the Finance Documents are signed, the Borrower shall, within ten Business Days of demand indemnify each Indemnified Person against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(a)       the use of proceeds of the Facility;

(b)       any Commitment Document or any Finance Document; and/or

(c)       the Commitment.

7.2	The Borrower shall not be liable under paragraph 7.1 of this Commitment Letter for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, loss or liability results directly from any breach by that Indemnified Person of any Commitment Document or any Finance Document or resulted directly from the gross negligence or willful misconduct of that Indemnified Person.

7.3	We shall have no duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 7.1 of this Commitment Letter.

7.4	The Borrower agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Borrower or any of its Affiliates for or in connection with anything referred to in paragraph 7.1 of this Commitment Letter except, following the Borrower’s agreement to the Commitment Documents, for any such cost, expense, loss or liability incurred by the Borrower that results directly from any breach by that Indemnified Person of any Commitment Document or any Finance Document which is in each case finally judicially determined to have resulted directly from the gross negligence or willful misconduct of that Indemnified Person.

7.5	Notwithstanding paragraph 7.4 of this Commitment Letter, no Indemnified Person shall be responsible or have any liability to the Borrower or any of the Borrower's Affiliates or anyone else for consequential losses or damages.

7.6	The Borrower represents to the Bank that:

(a)	the Borrower is acting for its own account and has made its own independent decisions to enter into the transaction contemplated in the Commitment Documents (the “Transaction”) and as to whether the Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary;

(b)	it is not relying on any communication (written or oral) from the Bank as investment advice or as a recommendation to enter into the Transactions, it being understood that information and explanations related to the terms and conditions of the Transactions shall not be considered investment advice or a recommendation to enter into the Transactions. No communication (written or oral) received from the Bank shall be deemed to be an assurance or guarantee as to the expected results of the Transactions;

(c)	the Borrower is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction; and

(d)	the Bank is not acting as a fiduciary for or as an adviser to the Borrower in connection with the Transaction.

7.7	The Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the laws of Hong Kong) shall apply to this paragraph 7 (Indemnification) but only for the benefit of the Indemnified Persons, subject always to the terms of paragraphs 19 (Governing Law) and 20 (Arbitration) of this Commitment Letter.

7.8	For the purposes of this paragraph 7 (Indemnification), “Indemnified Person” means the Bank, any of our Affiliates and each of our (or each of our Affiliates’) directors, officers, employees and agents.

7.9	On the date of the Facility Agreement, your obligations under this paragraph 7 (Indemnification) shall terminate and be superseded by the relevant terms of the Facility Agreement and this paragraph 7 (Indemnification) shall cease to have effect to the extent an equivalent indemnity is included in the Facility Agreement.

8.	Fees and Expenses; Payments

8.1	All fees shall be paid in accordance with the Fee Letter.

8.2	Without prejudice to paragraph 8.1 of this Commitment Letter, whether or not the Finance Documents are signed, the Borrower shall, within ten Business Days of demand by us, pay us (or our legal advisor(s)) the amount of all costs and expenses (including legal fees) reasonably incurred by us in connection with the negotiation, preparation, printing and execution of the Commitment Documents and the Finance Documents within a cap of RMB 1,600,000.

8.3	All payments to be made under the Commitment Documents:

(a)	without double counting, are non-refundable and non-creditable against other fees, costs and expenses payable in connection with the Facility;

(b)	shall be paid in the currency of invoice and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the Bank shall notify to the Borrower;

(c)	shall be paid without any set-off, counterclaim, deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(d)	are exclusive of any value added tax or similar charge (“VAT”). If VAT is chargeable, the Borrower shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT.

8.4	If, during the 12-month period commencing on the date of this Commitment Letter, the Facility does not fund, and any member of the Group, the Borrower or any of its or any Sponsor’s or Founder’s controlled affiliates consummate, the Merger or any similar transaction that results in the merger with or acquisition of all or substantially all of the shares of the Target and its Subsidiaries by any member of the Group, the Borrower or any of its or any Sponsor’s or Founder’s controlled affiliates, and such transaction is financed by any debt finance in lieu of the Facility in which the Bank does not act in the capacities and with the compensatory economics contemplated for it by this Commitment Letter, then the Borrower shall pay (or cause to be paid) to the Bank a fee in an amount equal to 2% of the total commitment of the Facility in immediately available funds with ten Business Days after the occurrence of any such event.

9.	Confidentiality

9.1	The parties hereto acknowledge that the terms and conditions of the Commitment Documents are confidential and are not to be disclosed to or relied upon by anyone else, except that disclosure of such terms and conditions or a copy of any of them is permitted to the extent made as follows:

(a)	to the Group and Target Group and the current direct or indirect owners and management of the Group and Target Group or any of their Affiliates and their respective officers, directors, employees, investors and advisors or any of their Affiliates on a “need to know” and confidential basis for purposes of the Merger;

(b)	to the Borrower’s, the Bank’s, or to any of their or their Affiliates’ respective officers, directors, employees, investors and advisors on a “need to know” and confidential basis for purposes of the Merger; or

(c)	to anyone else to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange and the US Securities and Exchange Commission).

9.2	We agree to keep all information related to the Merger which is disclosed to us by any member of the Group or the Borrower or any of its or any Sponsor’s or Founder’s controlled affiliates confidential and not to disclose it to anyone, save to the extent under any circumstance set forth in paragraphs 9.1(a) to 9.1(c).

9.3	Notwithstanding anything to the contrary in any Commitment Document, on the date of the Facility Agreement, the provisions of this paragraph 9 (Confidentiality) shall automatically terminate and be superseded by the terms of the Facility Agreement.

9.4	The confidentiality obligations under this paragraph 9 (Confidentiality) shall survive the termination of this Commitment Letter and remain in full force and effect until the date that is two years after the date of this Commitment Letter, save that all such obligations shall on the execution of the Facility Agreement be superseded by any equivalent confidentiality obligations included in the Finance Documents.

10.	No Announcements

Each of the parties hereto shall not make, and shall cause each of its Affiliates not to make, any public announcement regarding any Transaction without the prior consent of the other parties hereto (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange or the US Securities and Exchange Commission). On and after the date on which the Merger is publicly announced or disclosed, the Bank shall consult with the Company and provide the Company a reasonable opportunity to review and comment on (and reasonably consider such proposed comments) prior to disclosing, at its own expense, its participation in the Facility, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

11.	No Assignment

No party hereto may assign or transfer any of its rights or obligations under the Commitment Documents without the prior written consent of the other parties.

12.	Offer Period

Our offer with respect to the Commitments on the terms and conditions as set out in the Commitment Documents shall remain in effect until 5:00 p.m. (Beijing time) on the third (3rd) Business Day after the date on which this Commitment Letter signed by the Bank is delivered to the Borrower, at which time it will automatically expire unless before then we have received your written agreement to each Commitment Document or this offer is extended by us in writing.

13.	Termination

13.1	Subject to paragraphs 13.3 and 14 (Survival) of this Commitment Letter:

(a)	we may, by written notice to you, terminate our obligations under the Commitment Documents on the earlier of:

(i)	the date falling 12 months from the date of this Commitment Letter (or such later date as we agree in our sole discretion), if and only if the Closing Date does not occur on or prior to such date;

(ii)	the date on which you notify us in accordance with paragraph (b) below that (i) you have withdrawn your offer for the Target or you have otherwise unequivocally abandoned or terminated the Merger, (ii) the special committee of the Target (the “Special Committee”) has notified that your (and any of your Affiliates’) offer for the Target Group is conclusively and definitively rejected, (iii) the Special Committee conclusively and definitively terminates such merger process, or (iv) the Merger Agreement is terminated or ceases to have effect and has lapsed in accordance with the terms thereof;

(iii)	the date on which the Facility Agreement is duly executed by all parties thereto; and

(iv)	the date on which you have failed to comply with any terms of this Commitment Letter in any material respect,

(the “Longstop Date”); and

(b)	you may, by written notice to us (which you shall do so as soon as reasonably practicable), terminate your obligations under the Commitment Documents if (i) you withdraw your offer for the Target or otherwise abandon or terminate the Merger, (ii) the Special Committee has notified that your (and any of your Affiliates’) offer for the Target Group is conclusively and definitively rejected, (iii) the Special Committee conclusively and definitively terminates such merger process, or (iv) the Merger Agreement is terminated or ceases to have effect and has lapsed in accordance with the terms thereof.

13.2	You shall promptly notify us of any decision to withdraw your offer for the Target or otherwise abandon or terminate the Merger.

13.3	Subject to paragraph 14 (Survival), this Commitment Letter shall automatically terminate on the date of the Facility Agreement.

14.	Survival

14.1	The terms of paragraph 1 (Commitment) to paragraph 3 (Information), paragraph 5 (Certain Funds), paragraph 8 (Fees and Expenses; Payments), paragraph 10 (No Announcements), paragraph 11 (No Assignment) and this paragraph 14 to paragraph 21 (Integration) inclusive of this Commitment Letter shall survive and continue after the date of the Facility Agreement.

14.2	Without prejudice to paragraph 14.1 of this Commitment Letter, paragraph 8 (Fees and Expenses; Payments) to paragraph 20 (Arbitration) inclusive shall survive and continue after any termination or expiry of any Commitment Document, whether as a result of paragraph 13 (Termination) or otherwise.

15.	Amendments

15.1	No waiver or amendment of any provision of any Commitment Document shall be effective unless it is in writing and signed by the parties hereto.

15.2	No failure to exercise, nor delay in exercising any right or remedy under the Commitment Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of any right or remedy. The rights and remedies provided in each Commitment Document are cumulative and not exclusive of any rights or remedies provided by law.

16.	Third Party Rights

16.1	Unless expressly provided to the contrary in this Commitment Letter, a person who is not a party to this Commitment Letter has no right under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the laws of Hong Kong) to enforce or to enjoy the benefit of any of its terms.

16.2	Notwithstanding any term of this Commitment Letter, the consent of any person who is not a party to this Commitment Letter is not required to rescind or vary this Commitment Letter at any time.

17.	Counterparts

17.1	Each Commitment Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of such Commitment Document.

17.2	Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or in electronic format (e.g., “.pdf” or “.tif”) is equally as effective as delivery of an original executed counterpart of this Commitment Letter.

18.	Notices

18.1	Any communication to be made under or in connection with any Commitment Document shall be made in writing and, unless otherwise stated, may be made by fax, email or letter.

18.2	Notices and communications to be given to the Borrower shall be sent to:

Name:	Champion Distance Education Investments Limited
Address:	18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing, China
Attention:	Zhi Wang
Fax:	(010)82337887
Email:	bsec@cdeledu.com

18.3	Notices and communications to be given to the Bank shall be sent to:

Name:	China Merchants Bank Co., Ltd., Beijing Branch (招行银行股份有限公司北京分行)
Address:	3/F, China Overseas Fortune Centre, Xicheng District, Beijing (北京市西城区中海财富中心3层)
Attention:	Wenjun Li (李文君)
Fax:	(010)84468413
Email:	wenjunli@cmbchina.com

19.	Governing Law

This Commitment Letter and the arbitration agreement in paragraph 20 (Arbitration) of this Commitment Letter are governed by, and shall be construed in accordance with, Hong Kong law.

20.	Arbitration

20.1	Each of the parties hereto agrees that any claim, dispute, controversy or difference of whatever nature arising under, out of or in connection with this Commitment Letter (including any dispute as to its existence, validity, interpretation, performance, breach or termination) (a

“Dispute”), shall be referred to and finally settled by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules of Arbitration as amended from time to time (the “Rules”) and as modified by this paragraph 20 (Arbitration). The Rules are incorporated by reference into this paragraph 20 (Arbitration) and capitalised terms used in this paragraph 20 (Arbitration) which are not otherwise defined in this Commitment Letter have the meaning given to them in the Rules. The number of arbitrators shall be three, one of whom shall be nominated by the claimant, one by the respondent and the third of whom, who shall act as president, shall be nominated by the two party-nominated arbitrators, provided that if the third arbitrator has not been nominated within 30 days of the nomination of the second party-nominated arbitrator, such third arbitrator shall be appointed by HKIAC. The parties hereto may nominate, and the HKIAC may appoint, arbitrators from among the nationals of any country, whether or not a party hereto is a national of that country. The seat or legal place of arbitration shall be Hong Kong and the language of the arbitration shall be English. The hearings shall be held in Hong Kong or any other location that the arbitral tribunal may, after having consulted with the parties hereto, determine to be convenient.

20.2	To the fullest extent permitted by law, each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of (A) the arbitral tribunal constituted pursuant to paragraph 20.1 of this Commitment Letter in relation to any Dispute, and (B) the courts of any jurisdiction in relation to court proceedings in respect of an arbitration proceeding commenced under paragraph 20.1 of this Commitment Letter and an award rendered pursuant thereto (a “Related Proceeding”), whether before or after a final arbitral award is rendered, and for the purposes thereof waives and agrees not to claim any sovereign or other immunity that it may have whether from the jurisdiction of any arbitral tribunal established in accordance with paragraph 20.1 of this Commitment letter in relation to any Dispute or any court in relation to a Related Proceeding, including, without limitation, in respect of: (i) any form of relief whether by way of interim or final injunction or order for specific performance or recovery of any property; and (ii) any recognition, enforcement or execution of any arbitral award, judgment or court order against any the property, revenues or other assets whatsoever of any party hereto (irrespective of their use or intended use).

21.	Integration

21.1	The Commitment Documents form the entire agreement between the parties hereto as to the Facility and replace any previous oral or written understanding or agreement in relation to the Facility or the financing of the Merger.

21.2	Each of the parties hereto agrees that each of the Commitment Documents is a binding and enforceable agreement with respect to the subject matter contained herein or therein (including an obligation to negotiate in good faith).

22.	Partial Invalidity

If, at any time, any provision of this Commitment Letter is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

If you agree to the above, please sign, date and return to us the enclosed copies of this Commitment Letter and the Fee Letter delivered by us to you in accordance with paragraph 12 (Offer Period) of this Commitment Letter. We look forward to working with you on this transaction.

Yours faithfully,

China Merchants Bank Co., Ltd.
招商银行股份有限公司

as the Bank

By: /s/ Xia Xiaodong

Name: Xia Xiaodong

Title: Senior Vice President

Signature Page to the Commitment Letter

We agree to the terms set out above.

Champion Distance Education Investments Limited

as the Borrower

By: /s/ Zhengdong Zhu

Name: Zhengdong Zhu

Title: Director

Date: 30 November 2020

Signature Page to the Commitment Letter

Appendix A

Term Sheet